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                              December 21, 2020

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed December 11,
2020
                                                            File No. 024-11325

       Dear Mr. Frazier:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 1 in our letter dated December 1, 2020 and your revised disclosure. We
further note that each series will derive its cash flows from only a single property, your
lack of operating history, the potentially significant impact of unanticipated capital
expenditures and repairs, the short-term nature of your leases, and the difficulty, time
and expense involved in recovering unpaid amounts from tenant defaults. In addition,
we note that property value can be impacted by the economy,
                                                        interest rates, supply
and demand and the condition of the home. These items could
                                                        impact your
determination that your cash available for distribution and forecast of property value for each
series, on an individual basis, will be predictable in such a manner as to provide a
reasonable basis for projecting a cash distribution and property value.
 Ryan Frazier
Arrived Homes, LLC
December 21, 2020
Page 2
      Please provide a detailed analysis of your reasonable basis for making these projections, focusing on each estimate and assumption inherent in these calculations and discussing how you considered the items noted above.
       You may contact Jorge Bonilla at 202-551-3414 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameRyan Frazier
                                                           Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                           Office of Real
Estate & Construction
December 21, 2020 Page 2
cc:       Paul C. Levites, Esq.
FirstName LastName